Exhibit 99.1

All amounts in U.S. dollars

BROOKFIELD RENEWABLE COMPLETES ACQUISITION OF BORD GÁIS WIND ENERGY BUSINESS

HAMILTON, Bermuda, June 30, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) and its institutional partners have completed the previously announced acquisition of the wind energy assets of Bord Gáis Éireann.

The portfolio, in which Brookfield Renewable maintains an economic interest of approximately 40%, comprises 321 MW of operating wind capacity across 17 wind projects in eight counties in Ireland and Northern Ireland.  With an additional 137 MW in construction and a development pipeline of approximately 300 MW wind, the portfolio is also well positioned for future growth.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals over 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil and Europe, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com